EXHIBIT 99.1

Taseko Announces Improved Third Quarter Financial and Operational Results

VANCOUVER, British Columbia, Nov. 12, 2025 (GLOBE NEWSWIRE) -- Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) ("Taseko" or the "Company") reports third quarter 2025 Adjusted EBITDA* of $62 million, a net loss of $28 million ($0.09 per share) and Adjusted net income* of $6 million ($0.02 earnings per share). Revenues for the third quarter were $174 million from the sale of 26 million pounds of copper and 421 thousand pounds of molybdenum.

Gibraltar copper production significantly improved over the previous two quarters as mining continued to advance deeper into higher grade ore in the Connector pit. In the third quarter, Gibraltar produced 27.6 million pounds of copper, which includes 895 thousand pounds of copper cathode, and 558 thousand pounds of molybdenum. Mill throughput for the quarter was in line with the nameplate capacity of 85,000 tons per day, and an average copper grade of 0.22% was processed. Copper recoveries for the third quarter were 77%. Both grade and recoveries were markedly higher than the previous two quarters and are expected to increase again in the fourth quarter. Molybdenum grades, which typically track copper grades, were also higher than the previous quarters resulting in much improved production.

Total operating (C1) cost * was US$2.87 per pound, lower than the previous quarter and expected to continue to trend downward in the fourth quarter.

At Florence Copper, the general contractor for the SX/EW plant area achieved substantial completion in September and began to demobilize construction crews. The focus has shifted to commissioning of the key processing circuits. Wellfield operations commenced in mid-October and are now ramping up with first solutions being injected in early November. Commissioning of the SX/EW plant will advance in parallel with the initial acidification of the wellfield and the facility is expected to produce first copper cathode early next year.

Stuart McDonald, President & CEO of Taseko, commented, “Our construction and operating teams at Florence have achieved a number of significant milestones in recent months and have successfully completed this major capital project in line with our execution plan. Initial flow rates in the commercial wellfield have been in line with expectations at this point of the wellfield ramp up process, and we’re now very close to first cathode production. Drilling activity will also restart on the wellfield in the next few weeks. These additional wells are required to ramp up cathode production in 2026.”

“Gibraltar copper production improved in the third quarter as mining advanced through the more complex mineralized zones, and copper grades and recoveries were stronger. The current benches in the Connector pit are expected to produce higher copper grades again in the fourth quarter and result in another increase in recoveries and copper production,” continued Mr. McDonald.

“The US$173 million equity financing that we successfully completed in October has significantly strengthened our balance sheet. A portion of the proceeds have now been used to pay off the US$75 million that was drawn on the corporate revolver. The working capital injection also allows us to restart wellfield drilling at Florence Copper, earlier than planned, which will benefit the ramp up in 2026.”

“Despite the recent price volatility, the fundamentals of the copper market remain healthy. Copper prices are expected to remain strong in 2026 as accelerating demand from electrification and constrained mine supply continue to tighten the global market,” concluded Mr. McDonald.

*Non-GAAP performance measure. See end of news release.

Third Quarter Review

  Earnings from mining operations before depletion, amortization and non-recurring items* was $67.3 million, Adjusted EBITDA* was $62.1 million and cash flow from operations was $36.5 million;
  Net loss was $27.8 million ($0.09 loss per share) and Adjusted net income* was $5.5 million ($0.02 earnings per share);
  Gibraltar produced 27.6 million pounds of copper, including 0.9 million pounds of copper cathode, at a total operating (C1) cost* of US$2.87 per pound of copper produced. Copper head grade was 0.22% and recovery was 77% for the quarter;
  Gibraltar sold 26.3 million pounds of copper at an average realized copper price of US$4.49 per pound contributing to revenues of $173.9 million for Taseko;
  In July 2025, the Company filed an updated technical report for the Yellowhead copper project highlighting a 25 year mine life with an average annual copper production of 178 million pounds at a total cash cost (C1) of US$1.90 per pound, and a net present value of $2.0 billion (8% discount rate, US$4.25 per pound copper and US$2,400 per ounce gold). The Company also announced that it had formally commenced the Environmental Assessment process;
  In October 2025, the Company announced receipt of final approvals required to commence wellfield injection and recovery operations at Florence Copper. First copper cathode production is expected in early 2026; and
  In October 2025, the Company closed an equity financing (the “Offering”) with a syndicate of underwriters pursuant to which the Company issued 42.7 million common shares at a price of US$4.05 per share for gross proceeds of US$172.8 million. Proceeds from the Offering were used to repay outstanding debt under the Company’s revolving credit facility and are available for general corporate purposes, including to support further wellfield development at Florence Copper and advancement of the Yellowhead project.

*Non-GAAP performance measure. See end of news release.

Highlights

Operating data	Three months ended September 30,			Nine months ended September 30,
(Gibraltar – 100% basis)	2025	2024	Change	2025	2024	Change
Tons mined (millions)	29.3	23.2	6.1	82.9	64.4	18.5
Tons milled (millions)	7.8	7.6	0.2	23.4	21.0	2.4
Production (million pounds Cu)	27.6	27.1	0.5	67.4	77.0	(9.6)
Sales (million pounds Cu)	26.3	26.3	–	67.1	80.6	(13.5)

Financial data (Cdn$ in thousands, except per share amounts)	Three months ended September 30,			Nine months ended September 30,
	2025	2024	Change	2025	2024[1]	Change
Revenues	173,906	155,617	18,289	429,137	440,294	(11,157)
Cash flows from operations	36,478	65,038	(28,560)	118,324	159,323	(40,999)
Net income (loss)	(27,838)	(180)	(27,658)	(34,530)	7,763	(42,293)
1Per share – Basic (“EPS”)	(0.09)	–	(0.09)	(0.11)	0.03	(0.14)
1Earnings from mining operations before depletion, amortization and non-recurring items*	67,326	54,516	12,810	130,825	184,241	(53,416)
1Adjusted EBITDA*	62,137	47,689	14,448	113,960	168,389	(54,429)
1Adjusted net income (loss)*	5,584	8,228	(2,644)	(14,384)	46,459	(60,843)
Per share – Basic (“Adjusted EPS”)*	0.02	0.03	(0.01)	(0.05)	0.16	(0.21)

1 On March 25, 2024, the Company completed its acquisition of the remaining 50% interest in Cariboo Copper Corp. (“Cariboo”) from Dowa Metals & Mining Co., Ltd. and Furukawa Co., Ltd. and increased its effective interest in Gibraltar from 87.5% to 100%. As a result, the financial results reported in this MD&A reflect the Company’s 87.5% effective interest from March 15, 2023 to March 25, 2024 and 100% effective interest thereafter. For more information on the Company’s acquisition of Cariboo, refer to the Financial Statements—Note 12a.

*Non-GAAP performance measure. See end of news release.

Review of Operations
Gibraltar

Operating data (100% basis)	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024
Tons mined (millions)	29.3	30.4	23.2	24.0	23.2
Tons milled (millions)	7.8	7.7	7.9	8.3	7.6
Strip ratio	1.5	2.3	4.6	1.9	1.2
Site operating cost per ton milled*	$14.98	$11.23	$8.73	$12.18	$14.23
Copper concentrate
Head grade (%)	0.22	0.20	0.19	0.22	0.23
Recovery (%)	77.2	63.2	67.5	78.2	78.9
Production (million pounds Cu)	26.7	19.4	20.0	28.6	27.1
Sales (million pounds Cu)	25.4	19.0	21.8	27.4	26.3
Inventory (million pounds Cu)	4.0	2.7	2.3	4.1	2.9
Copper cathode
Production (thousand pounds Cu)	895	395	–	–	–
Sales (thousand pounds Cu)	905	–	–	–	–
Molybdenum concentrate
Production (thousand pounds Mo)	558	180	336	578	421
Sales (thousand pounds Mo)	421	178	364	607	348
Per unit data (US$ per Cu pound produced)[1]
Site operating cost*	3.09	$3.15	$2.41	$2.52	$2.91
By-product credit*	(0.39)	(0.19)	(0.33)	(0.42)	(0.25)
Site operating cost, net of by-product credit*	2.70	2.96	2.08	2.10	2.66
Off-property cost*	0.17	0.18	0.18	0.32	0.26
Total operating (C1) cost*	$2.87	$3.14	$2.26	$2.42	$2.92

1 Copper pounds produced include both copper in concentrate and copper cathode.

Operations Analysis

Third Quarter Review

Mining is advancing deeper into the Connector pit and is beginning to benefit from improved copper grades and ore quality. A total of 29.3 million tons were mined in the third quarter, comparable to the previous quarter.

*Non-GAAP performance measure. See end of news release.

Operations Analysis - Continued

Gibraltar copper production increased to 27.6 million pounds, including 0.9 million pounds of copper cathode. Copper head grades averaged 0.22% and while behind plan was significantly improved over the first two quarters of 2025. Copper head grades are expected to further improve in the fourth quarter as mining progresses deeper into the Connector pit. Copper recoveries averaged 77% for the quarter and steadily improved as mining advanced beyond the oxidized and supergene zones encountered in the initial phases of Connector pit.

Mill throughput was 7.8 million tons in the third quarter, in line with nameplate milling capacity of 85,000 tons per day.

Total site costs* were $123.8 million (including capitalized stripping of $6.1 million) for the third quarter and was higher than the prior year comparative quarter reflecting higher mining rates and the restart of the SX/EW plant.

Molybdenum production was 558 thousand pounds for the third quarter, representing a 33% increase compared to the prior year comparative quarter, primarily due to increased molybdenum grades in the Connector pit ore. At an average molybdenum price of US$24.37 per pound for the quarter, molybdenum contributed to a by-product credit of US$0.39 per pound of copper produced.

Off-property costs of US$0.17 per pound of copper produced was comparable with the previous quarter and was lower than the prior year comparative quarter reflecting Gibraltar’s favorable 2025 offtake agreements with average treatment and refining charges (“TCRC”) of $nil for the year.

Total operating (C1) costs* were US$2.87 per pound of copper produced for the third quarter compared to US$2.92 per pound of copper produced for the prior comparative quarter. The decrease in total operating (C1) costs was primarily attributable to higher molybdenum by-product credits, higher capitalized stripping costs, slightly higher copper production, and lower off-property costs partially offset by higher mining rates as outlined in the bridge graph below:

A graph accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/7f6bed85-f943-4050-badc-0a334ed6c5eb

*Non-GAAP performance measure. See end of news release.

Gibraltar Outlook

Mining activity continues to advance deeper into the Connector pit, which will be the primary source of mill feed for the remainder of 2025 and the years ahead. Increases in copper head grades and recoveries are expected in the fourth quarter. Copper production for 2025 is expected to be 100 to 105 million pounds.

Molybdenum production is also expected to further improve reflecting the higher molybdenum grades and recoveries expected from the Connector pit ore.

The Company has offtake agreements covering substantially all of Gibraltar’s copper concentrate production for 2025 and 2026, which contain significantly lower and in certain cases negative (premium) TCRC rates reflecting the tight copper smelting market. Based on the contract terms, the Company expects average TCRCs to be to around $nil for 2025 and 2026.

The Company has a prudent hedging program in place to protect a minimum copper price and Gibraltar cash flow during the commissioning period and ramp up of commercial operations at Florence Copper. Currently, the Company has copper collar contracts in place that secure a minimum copper price of US$4.00 per pound with a maximum copper price of US$5.40 per pound per pound for 27 million pounds of copper production for the remainder of 2025 and 54 million pounds of copper production for the first half of 2026 (refer to “Financial Condition Review—Hedging Strategy” for details).

Florence Copper

The operating team recently commenced wellfield injection and recovery operations, which marks the start up of the commercial production facility at Florence Copper.

In the solvent extraction and electrowinning (“SX/EW”) plant area, the general contractor achieved substantial completion in the third quarter and began to demobilize construction crews. Contractors are wrapping up final construction activities and systematically handing over areas of the SX/EW plant to the operating team for commissioning. Commissioning of the SX/EW plant is scheduled to run in parallel with the acidification of the wellfield and first copper cathode production is expected in about three months.

Florence Copper capital spend (US$ in thousands)	Three months ended September 30, 2025	Nine months ended September 30, 2025
Commercial facility construction costs	27,308	111,628
Site and PTF operations	8,057	22,402
Total Florence Copper capital spend	35,365	134,030

Florence Copper commercial facility construction costs were US$27.3 million for the third quarter and US$266.6 million has been incurred on the construction as of September 30, 2025.

Long-term Growth Strategy

Taseko’s strategy has been to grow the Company by acquiring and developing a pipeline of projects focused on copper in North America. We continue to believe this will generate long-term returns for shareholders. Our other development projects are located in BC, Canada.

Yellowhead copper project

In July, the Company published a new report titled “Technical Report Update on the Yellowhead Copper Project, British Columbia, Canada” (the “2025 Technical Report”) under the supervision of Richard Weymark, P. Eng., MBA, Vice President, Engineering for Taseko and a Qualified Person as defined by NI 43 101.

Based on the 2025 Technical Report, the Yellowhead copper project (“Yellowhead”) is expected to produce 4.4 billion pounds of copper over a 25-year mine life at an average C1 cost, net of by-product credit, of US$1.90 per pound of copper produced. During the first 5 years of operation, Yellowhead is expected to produce an average of 206 million pounds of copper per year at an average C1 cost, net of by-product credit, of US$1.62 per pound of copper produced. Yellowhead also contains valuable precious metal by-products with 282,000 ounces of gold production and 19.4 million ounces of silver production over the life of mine.

The economic analysis in the 2025 Technical Report was prepared using a copper price of US$4.25 per pound, a gold price of US$2,400 per ounce, and a silver price of US$28.00 per ounce.

Project highlights based on the 2025 Technical Report are detailed below:

  Average annual copper production of 178 million pounds over a 25 year mine life at total cash costs (C1) of US$1.90 per pound of copper produced;
  Over the first 5 years of the mine life, copper grade is expected to average 0.32% producing an average of 206 million pounds of copper at total cash costs (C1) of US$1.62 per pound of copper produced;
  Concentrator designed to process 90,000 tonnes per day of ore with an expected copper recovery of 90%, and produce a clean copper concentrate with payable gold and silver by-products;
  Conventional open pit mining with a low strip ratio of 1.4;
  After-tax net present value of $2.0 billion (8% after-tax discount rate) and after-tax internal rate of return of 21%;
  Initial capital costs of $2.0 billion with a payback period of 3.3 years; and
  Expected to be eligible for the Canadian federal Clean Technology Manufacturing Investment Tax Credit, with 30% (approximately $540 million) of eligible initial capital costs reimbursed in year 1 of operation.

In June 2025, the project’s Initial Project Description was filed and accepted by the British Columbia Environmental Assessment Office and Impact Assessment Agency of Canada, formally commencing the Environmental Assessment process. The Company will continue to engage with project stakeholders to ensure that the development of Yellowhead is in line with environmental and social expectations. The Company opened a community Yellowhead project office in 2024 to support ongoing engagement with local communities including First Nations.

Long-term Growth Strategy - Continued

New Prosperity copper-gold project

In June 2025, Taseko, the Tŝilhqot’in Nation and the Province of BC reached a historic agreement concerning the New Prosperity project (the “Teẑtan Biny Agreement”). The Teẑtan Biny Agreement ends litigation among the parties while providing certainty with respect to how the significant copper-gold resource at New Prosperity may be developed in the future.

Key elements of the Teẑtan Biny Agreement include:

  Taseko received a payment of $75 million from the Province of BC upon closing of the agreement;
  Taseko contributed a 22.5% equity interest in the New Prosperity mineral tenures to a trust for the future benefit of the Tŝilhqot’in Nation. The trust will transfer the property interest to the Tŝilhqot’in Nation if and when it consents to a proposal to pursue mineral development in the project area;
  Taseko retains a majority interest (77.5%) in the New Prosperity mineral tenures and can divest some or all of its interest at any time, including to other mining companies that could advance a project with the consent of the Tŝilhqot’in Nation. However, Taseko has committed not to be the proponent (operator) of mineral exploration and development activities at New Prosperity, nor the owner of a future mine development;
  Taseko has entered into a consent agreement with the Tŝilhqot’in Nation, whereby no mineral exploration or development activity can proceed in the New Prosperity project area without the free, prior and informed consent of the Tŝilhqot’in Nation;
  The Province of BC and the Tŝilhqot’in Nation have agreed to negotiate the process by which the consent of the Tŝilhqot’in Nation will be sought for any proposed mining project to proceed through an environmental assessment process; and
  The Tŝilhqot’in Nation and the Province of BC have agreed to undertake a land-use planning process for the area of the mineral tenures and a broader area of land within Tŝilhqot’in territory.

Aley niobium project

The converter pilot test is ongoing to provide additional process data to support the design of commercial process facilities, and final product samples to support product marketing initiatives. The Company is also conducting a scoping study to investigate the potential for Aley niobium oxide production to supply the growing market for niobium-based batteries.

Conference Call and Webcast

The Company will host a telephone conference call and live webcast on Thursday, November 13, 2025, at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. After opening remarks by management, there will be a question and answer session open to analysts and investors. The conference call may be accessed by dialing 800-715-9871 toll free or 646-307-1963, using the access code 9308157.The webcast may be accessed at tasekomines.com/investors/events and will be archived until November 13, 2026 for later playback.

For further information on Taseko, see the Company’s website at tasekomines.com or contact:

  Investor enquiries Brian Bergot, Vice President, Investor Relations – 778-373-4554

Stuart McDonald
President and CEO

Non-GAAP Performance Measures

This MD&A includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS Accounting Standards. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS Accounting Standards measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS Accounting Standards measures.

Total operating cost and site operating cost, net of by-product credit

Total operating cost includes all costs absorbed into inventory, as well as transportation costs and insurance recoverable. Site operating cost is calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales. Site operating cost, net of by-product credit is calculated by subtracting by-product credits from site operating cost. Site operating cost, net of by-product credit per pound is calculated by dividing the aggregate of the applicable costs by pounds of copper produced. Total operating cost per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by pounds of copper produced. By-product credit is calculated based on actual sales of molybdenum (net of treatment costs), silver and gold during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

(Cdn$ in thousands, unless otherwise indicated)	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024
Cost of sales	134,664	120,592	122,783	134,940	124,883
Less:
Depletion and amortization	(27,876)	(25,210)	(22,425)	(24,641)	(20,466)
Changes in inventories of finished goods	1,425	2,123	(2,710)	4,064	2,938
Changes in inventories of ore stockpiles	16,685	(5,718)	(22,747)	(3,698)	9,089
Transportation costs	(7,247)	(5,720)	(5,984)	(10,170)	(8,682)
Site operating costs	117,651	86,067	68,917	100,495	107,712
Less by-product credits:
Molybdenum, net of treatment costs	(13,903)	(4,814)	(8,774)	(16,507)	(8,962)
Silver, excluding amortization of deferred revenue	(295)	(58)	(131)	(139)	(241)
Gold, net of refining costs	(761)	(350)	(389)	–	–
Site operating costs, net of by-product credits	102,692	80,845	59,623	83,849	98,509
Total pounds of copper produced (thousand pounds)	27,593	19,813	19,959	28,595	27,101
Total costs per pound produced	3.72	4.08	2.99	2.94	3.63
Average exchange rate for the period (Cdn$/US$)	1.38	1.38	1.44	1.40	1.36
Site operating costs, net of by-product credits (US$ per pound)	$2.70	$2.96	$2.08	$2.10	$2.66

Site operating costs, net of by-product credits	102,692	80,845	59,623	83,849	98,509
Add off-property costs:
Treatment and refining (premiums) costs	(512)	(837)	(510)	2,435	816
Transportation costs	7,247	5,720	5,984	10,170	8,682
Total operating costs	109,427	85,728	65,097	96,454	108,007
Total operating costs (C1) (US$ per pound)	$2.87	$3.14	$2.26	$2.42	$2.92

Non-GAAP Performance Measures - Continued

Total site costs

Total site costs include site operating costs charged to cost of sales and mining costs capitalized to property, plant and equipment in the period. This measure is intended to capture total site operating costs incurred during the period calculated on a consistent basis for the periods presented.

(Cdn$ in thousands)	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024
Site operating costs (included in cost of sales)	117,651	86,067	68,917	100,495	107,712
Capitalized stripping costs	6,106	30,765	38,082	1,981	3,631
Total site costs	123,757	116,832	106,999	102,476	111,343

Adjusted net income (loss) and Adjusted EPS

Adjusted net income (loss) removes the effect of the following transactions from net income (loss) as reported under IFRS Accounting Standards:

  Unrealized foreign currency gains and losses;
  Unrealized gains and losses on derivatives;
  Other operating costs;
  Call premium on settlement of debt;
  Loss on settlement of debt, net of capitalized interest;
  Bargain purchase gains on Cariboo acquisition;
  Gain on acquisition of control of Gibraltar;
  Realized gain on sale of finished goods inventories;
  Realized gains on processing of ore stockpiles;
  Accretion on Florence royalty obligation;
  Accretion on Cariboo consideration payable;
  Tax effect of sale of non-controlling interest in New Prosperity; and
  Non-recurring other expenses for Cariboo acquisition.

Management believes that these transactions do not reflect the underlying operating performance of the Company’s core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains and losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains and losses are not necessarily reflective of the underlying operating results for the periods presented.

Adjusted earnings per share (“Adjusted EPS”) is Adjusted net income attributable to common shareholders of the Company divided by the weighted average number of common shares outstanding for the period.

Non-GAAP Performance Measures - Continued

(Cdn$ in thousands)	Q3 2025	Q2 2025	Q1 2025	Q4 2024
Net (loss) income	(27,838)	21,868	(28,560)	(21,207)
Unrealized foreign exchange loss (gain)	14,287	(40,335)	2,074	40,462
Unrealized loss (gain) on derivatives and fair value adjustments	14,977	9,489	23,536	(25,514)
Accretion on Cariboo consideration payable	4,041	4,484	664	4,543
Accretion on Florence royalty obligation	6,991	6,201	2,571	3,682
Other operating costs	–	–	–	4,132
Realized gain on processing of ore stockpiles[1]	–	–	–	1,905
Tax effect of sale of non-controlling interest in New Prosperity	–	(9,285)	–	–
Estimated tax effect of adjustments	(6,874)	(5,447)	(7,228)	2,465
Adjusted net (loss) income	5,584	(13,025)	(6,943)	10,468
Adjusted EPS	$0.02	$(0.04)	$(0.02)	$0.03

1 Realized gain on processing of ore stockpiles relates to ore stockpile inventories that were written-up to fair value as part of the acquisition of control of Gibraltar that were subsequently processed. The realized portion of the gain recorded for GAAP purposes has been included in Adjusted net income (loss) in the period the inventories were processed.

(Cdn$ in thousands)	Q3 2024	Q2 2024	Q1 2024	Q4 2023
Net (loss) income	(180)	(10,953)	18,896	38,076
Unrealized foreign exchange loss (gain)	(7,259)	5,408	13,688	(14,541)
Unrealized derivative loss (gain) and fair value adjustments	1,821	10,033	3,519	1,636
Other operating costs	4,098	10,435	–	–
Call premium on settlement of debt	–	9,571	–	–
Loss on settlement of debt, net of capitalized interest	–	2,904	–	–
Gain on Cariboo acquisition	–	–	(47,426)	–
Gain on acquisition of control of Gibraltar[1]	–	–	(14,982)	–
Realized gain on sale of inventories[2]	–	3,768	13,354	–
Realized gain on processing of ore stockpiles[3]	3,266	4,056	–	–
Accretion on Florence royalty obligation	3,703	2,132	3,416	–
Accretion on Cariboo consideration payable	9,423	8,399	1,555	–
Non-recurring other expenses for Cariboo acquisition	–	394	138	(916)
Estimated tax effect of adjustments	(6,644)	(15,644)	15,570	(194)
Adjusted net income	8,228	30,503	7,728	24,061
Adjusted EPS	$0.03	$0.10	$0.03	$0.08

1   Gain on acquisition of control of Gibraltar relates to the write-up of copper concentrate inventories to fair value for Taseko’s 87.5% effective interest in Gibraltar at March 25, 2024.
2   Realized gain on sale of inventories relates to copper concentrate inventories that were written-up to fair value as part of the acquisition of control of Gibraltar that were subsequently sold. The realized portion of the gain recorded for GAAP purposes has been included in Adjusted net income in the period the inventories were sold.
3 Realized gain on processing of ore stockpiles relates to ore stockpile inventories that were written-up to fair value as part of the acquisition of control of Gibraltar that were subsequently processed. The realized portion of the gain recorded for GAAP purposes has been included in Adjusted net income (loss) in the period the inventories were processed.

Non-GAAP Performance Measures - Continued

Adjusted EBITDA

Adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) is presented as a supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present adjusted EBITDA when reporting their results. Issuers of “high yield” securities also present adjusted EBITDA because investors, analysts and rating agencies considering it useful in measuring the ability of those issuers to meet debt service obligations.

Adjusted EBITDA represents net income before interest, income taxes, depreciation and amortization, and also eliminates the impact of a number of transactions that are not considered indicative of ongoing operating performance. Certain items of expense are added back and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company’s underlying operating results for the reporting periods presented or for future operating performance and consist of:

  Unrealized foreign exchange gains and losses;
  Unrealized gains and losses on derivative;
  Amortization of share-based compensation expense;
  Other operating costs;
  Call premium on settlement of debt;
  Loss on settlement of debt;
  Bargain purchase gains on Cariboo acquisition;
  Gain on acquisition of control of Gibraltar;
  Realized gains on sale of finished goods inventories;
  Realized gains on processing of ore stockpiles; and
  Non-recurring other expenses for Cariboo acquisition.

(Cdn$ in thousands)	Q3 2025	Q2 2025	Q1 2025	Q4 2024
Net income (loss)	(27,838)	21,868	(28,560)	(21,207)
Depletion and amortization	27,974	25,210	22,425	24,641
Finance and accretion expenses	24,888	23,943	18,877	21,473
Finance income	(1,368)	(124)	(1,330)	(1,674)
Income tax expense (recovery)	2,918	(27,439)	(7,980)	11,707
Unrealized foreign exchange loss (gain)	14,287	(40,335)	2,074	40,462
Unrealized (gain) loss on derivatives and fair value adjustments	14,977	9,489	23,536	(25,514)
Share-based compensation expense (recovery)	6,299	4,820	5,349	(323)
Other operating costs	–	–	–	4,132
Realized gains on processing of ore stockpiles[1]	–	–	–	1,905
Adjusted EBITDA	62,137	17,432	34,391	55,602

1   Realized gain on processing of ore stockpiles relates to ore stockpile inventories that were written-up to fair value as part of the acquisition of control of Gibraltar that were subsequently processed. The realized portion of the gain recorded for GAAP purposes has been included in Adjusted EBITDA in the period the inventories were processed.

Non-GAAP Performance Measures - Continued

(Cdn$ in thousands)	Q3 2024	Q2 2024	Q1 2024	Q4 2023
Net (loss) income	(180)	(10,953)	18,896	38,076
Depletion and amortization	20,466	13,721	15,024	13,326
Finance and accretion expenses	25,685	21,271	19,849	12,804
Finance income	(1,504)	(911)	(1,086)	(972)
Income tax expense (recovery)	(200)	(3,247)	23,282	17,205
Unrealized foreign exchange loss (gain)	(7,259)	5,408	13,688	(14,541)
Unrealized (gain) loss on derivatives and fair value adjustments	1,821	10,033	3,519	1,636
Share-based compensation expense (recovery)	1,496	2,585	5,667	1,573
Other operating costs	4,098	10,435	–	–
Call premium on settlement of debt	–	9,571	–	–
Loss on settlement of debt	–	4,646	–	–
Gain on Cariboo acquisition	–	–	(47,426)	–
Gain on acquisition of control of Gibraltar[1]	–	–	(14,982)	–
Realized gains on sale of finished goods[2]	–	3,768	13,354	–
Realized gains on processing of ore stockpiles[3]	3,266	4,056	–	–
Non-recurring other expenses for Cariboo acquisition	–	394	138	–
Adjusted EBITDA	47,689	70,777	49,923	69,107

1   Gain on acquisition of control of Gibraltar relates to the write-up of copper concentrate inventories to fair value for Taseko’s 87.5% effective interest in Gibraltar at March 25, 2024.
2   Realized gain on sale of finished goods relates to copper concentrate inventories that were written-up to fair value as part of the acquisition of control of Gibraltar that were subsequently sold. The realized portion of the gain recorded for GAAP purposes has been included in Adjusted EBITDA in the period the inventories were sold.
3 Realized gain on processing of ore stockpiles relates to ore stockpile inventories that were written-up to fair value as part of the acquisition of control of Gibraltar that were subsequently processed. The realized portion of the gain recorded for GAAP purposes has been included in Adjusted net income (loss) in the period the inventories were processed.

Earnings from mining operations before depletion, amortization and non-recurring items

Earnings from mining operations before depletion, amortization and non-recurring items is earnings from mining operations with depletion and amortization, and any items that are not considered indicative of ongoing operating performance added back. The Company discloses this measure, which has been derived from the Company’s financial statements and applied on a consistent basis, to assist in understanding the results of the Company’s operations and financial position, and it is meant to provide further information about the financial results to investors.

Non-GAAP Performance Measures - Continued

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in thousands)	2025	2024	2025	2024
Earnings from mining operations	39,242	26,686	55,106	96,053
Add:
Depletion and amortization	27,876	20,466	75,511	49,211
Realized gain on sale of inventory	–	–	–	17,122
Realized gain on processing of ore stockpiles	208	3,266	208	7,322
Other operating costs	–	4,098	–	14,533
Earnings from mining operations before depletion, amortization and non-recurring items	67,326	54,516	130,825	184,241

1   Realized gain on sale of inventory relates to copper concentrate inventories held at March 25, 2024 that was written-up to fair value as part of the acquisition of control of Gibraltar and subsequently sold. The realized portion of these gains have been added back to earnings from mining operations in the period the inventories were sold.
2 Realized gain on processing of ore stockpiles relates to ore stockpile inventories held at March 25, 2024 that was written-up to fair value as part of the acquisition of control of Gibraltar and subsequently processed. The realized portion of these gains have been added back to earnings from mining operations in the period the inventories were processed.

Site operating costs per ton milled

The Company discloses this measure, which has been derived from the Company’s financial statements and applied on a consistent basis, to assist in understanding the Company’s site operations on a tons milled basis.

(Cdn$ in thousands)	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024
Site operating costs (included in cost of sales)	117,651	86,067	68,917	100,495	107,712
Tons milled (thousands)	7,852	7,663	7,898	8,250	7,572
Site operating costs per ton milled	$14.98	$11.23	$8.73	$12.18	$14.23

Technical Information

The technical information contained in this MD&A related to Florence Copper is based on the report titled “NI 43-101 Technical Report – Florence Copper Project, Pinal County, Arizona” issued on March 30, 2023 with an effective date of March 15, 2023, which is available on SEDAR+. The Florence 2023 Technical Report was prepared under the supervision of Richard Tremblay, P. Eng., MBA, Richard Weymark, P. Eng., MBA, and Robert Rotzinger, P. Eng. Mr. Tremblay is employed by the Company as Chief Operating Officer, Mr. Weymark is employed by the Company as Vice President, Engineering, and Mr. Rotzinger is employed by the Company as Vice President, Capital Projects. All three are Qualified Persons as defined by NI 43-101.

The technical information contained in this MD&A related to Yellowhead is based on the report titled “Technical Report Update on the Yellowhead Copper Project, British Columbia, Canada” issued on July 10, 2025 with an effective date of June 15, 2025, which is available on SEDAR+. The Yellowhead 2025 Technical Report was prepared under the supervision of Richard Weymark, P. Eng., MBA. Mr. Weymark is employed by the Company as Vice President, Engineering and is a Qualified Person as defined by NI 43-101.

No regulatory authority has approved or disapproved of the information contained in this news release

Caution Regarding Forward-Looking Information

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties about the future market price of copper and the other metals that we produce or may seek to produce;
  changes in general economic conditions, the financial markets and in the market price for our input costs including due to inflationary impacts, such as diesel fuel, acid, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  inherent risks associated with mining operations, including our current mining operations at Gibraltar and our planned mining operations at Florence Copper, and their potential impact on our ability to achieve our production estimates;
  uncertainties as to our ability to achieve reduced costs for Gibraltar (as defined below) and to otherwise control our operating costs without impacting our planned copper production;
  our high level of indebtedness and its potential impact on our financial condition and the requirement to generate cash flow to service our indebtedness and refinance such indebtedness from time to time;
  the increases in interest rates, by central banks may increase our borrowing costs and impact the profitability of our operations;
  our ability to draw down on our financing arrangements for the construction of Florence Copper is subject to our meeting the required conditions for drawdown;
  the amounts we are required to pay for our acquisition of Cariboo will increase with higher copper prices;
  the risk of inadequate insurance or inability to obtain insurance to cover our business risks;
  uncertainties related to the accuracy of our estimates of Mineral Reserves (as defined below), Mineral Resources (as defined below), production rates and timing of production, future production and future cash and total costs of production and milling;
  the risk that we may not be able to expand or replace Mineral Reserves as our existing Mineral Reserves are mined;
  the risk that the results from our development of Florence Copper will not meet our estimates of remaining construction costs, operating expenses, revenue, rates of return and cash flows from operations which have been projected by the technical report for Florence;
  the risk of cost overruns or delays in our construction of the commercial facilities at Florence Copper, resulting in not commencing commercial production within our current projected timeline or within our current projected cost estimates;
  uncertainties related to the execution plan for the construction of Florence Copper and the commencement of commercial operations resulting from inflation risk, supply chain disruptions, material and labour shortages or other execution risks;
  our ability to comply with all conditions imposed under the APP and UIC permits for the construction and operation of Florence Copper;
  the availability of, and uncertainties relating to, any additional financing necessary for the continued operation and development of our projects, including with respect to our ability to obtain any additional construction financing, if needed, to complete the construction and commencement of commercial operations at Florence Copper;
  shortages of water supply, critical spare parts, maintenance service and new equipment and machinery or our ability to manage surplus water on our mine sites may materially and adversely affect our operations and development projects;
  our ability to comply with the extensive governmental regulation to which our business is subject;
  uncertainties related to our ability to obtain necessary title, licenses and permits for our development projects and project delays due to third party opposition;
  uncertainties related to Indigenous people’s claims and rights, and legislation and government policies regarding the same;
  our reliance on the availability of infrastructure necessary for development and on operations, including on rail transportation and port terminals for shipping of our copper concentrate production from Gibraltar, and rail transportation and power for the feasibility of our other British Columbia development projects;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations;
  potential changes to the mineral tenure system in British Columbia, which is undergoing reform for compliance with the Declaration Act (British Columbia);
  our dependence solely on our 100% interest in Gibraltar for our revenues and our operating cash flows;
  our ability to extend existing concentrate off-take agreements or enter into new agreements;
  environmental issues and liabilities associated with mining including processing and stockpiling ore;
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, industrial accidents, equipment failure or other events or occurrences, including third party interference that interrupt the production of minerals in our mines;
  environmental hazards and risks associated with climate change, including the potential for damage to infrastructure and stoppages of operations due to extreme cold, forest fires, flooding, drought, earthquakes or other natural events in the vicinity of our operations;
  litigation risks and the inherent uncertainty of litigation;
  our actual costs of reclamation and mine closure may exceed our current estimates of these liabilities;
  our ability to renegotiate our existing union agreement for Gibraltar when it expires in May 2027;
  the capital intensive nature of our business both to sustain current mining operations and to develop any new projects including Florence Copper;
  our ability to develop new mining projects may be adversely impacted by potential indigenous joint decision-making and consent agreements being implemented by the Government of British Columbia under the B.C. Declaration on the Rights of Indigenous Peoples Act;
  our reliance upon key personnel;
  the competitive environment in which we operate;
  the effects of forward selling instruments to protect against fluctuations in copper prices and other input costs including diesel and acid;
  the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  uncertainties relating to the war in Ukraine, the Israel-Hamas conflict and other future geopolitical events including social unrest, which could disrupt financial markets, supply chains, availability of materials and equipment and execution timelines for any project development;
  recent changes to U.S. trade policies and tariff risks may adversely impact overall economic conditions, copper markets, supply chains, metal prices and input costs; and
  other risks detailed from time-to-time in our annual information forms, annual reports, MD&A, quarterly reports and material change reports filed with and furnished to securities regulators, and those risks which are discussed under the heading “Risk Factors”.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedarplus.ca, including the “Risk Factors” included in our Annual Information Form.